Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

Welcome investors to the Absolute Return Podcast. Your source for stock market analysis, global macro musings and hedge fund investment strategies. Your hosts Julian Klymochko and Michael Kesslering aim to bring you the knowledge and analysis you need to become a more intelligent and wealthier investor. This episode is brought to you by Accelerate financial technologies. Accelerate, because performance matters. Find out more at www.Accelerateshares.com.

Julian Klymochko: Pleased to announce, we have David from AeroFarms here with us on The Absolute Return podcast. David, welcome to the show. Super excited to get into AeroFarms. Some of the interesting technologies behind the company, the ESG implications. I mean, some of the things you're working on and developing and have developed and implemented are pretty impressive. But prior to getting into that, the technology side, that aspect of it, tell us a little bit about the founding of AeroFarms and how it grew and developed to really become the world leader in indoor vertical farming. Specifically, like where did this idea come from and how did it evolve over time over the years?

David Rosenberg: Yeah. Julian, Mike, great to be with you and happy to start there. It was very much with the belief of how do we build a company that's greatly impactful for the environment, wonderfully impactful for the society and financially impactful for our investors. And if we could do all of that, then we could scale and have greater overall impact. That was a foundational must have. And then from there it went to a passion on the environment, specifically a concern for water and realizing that looking at the numbers, 70%, seven zero of our fresh water comes from agriculture. 70% of our freshwater contamination is from agriculture. So, 70% goes to agriculture. 70% of contamination is from agriculture. So, if someone wants to solve water, one needs to look at agriculture. Then from there as a business person, just looking at what's the dynamic within agriculture that's going on?

And there's a lot of waste, a lot of spoilage in the supply chain. And then furthermore, looking at technology, realizing there's something called Haitz’s Law, Haitz’s Law analogist to Moore's law. Moore's Law talks about computing speed. Most people are familiar with that. Haitz’s Law talks about the efficiency of a light emitting diode in led, improving by about 50% every three years. And when one follows Haitz’s Law, you realize, okay, this could be a big impact. And where this has an impact in agriculture indoor farming. So, connecting those dots realizing quickly that indoor farming, vertical farming could have a massive impact. How do we go in there? And then writing business plans to trying to figure out where to start came up with Leafy Greens because Leafy Greens have a tremendous amount of spoilage, 60% of what comes off the farm doesn't get consumed. So, a hundred pounds come off, a farm. Only 40 pounds gets eaten.

Julian Klymochko: Wow.

David Rosenberg: That's just screaming in efficiency. Next, there's like food contamination, Leafy Greens, unfortunately lead the package food contaminated, 11%. There are also high nutritional density, so back to that society piece, it's good for society, and then they also have an imbalance of crop turns to a number of cycles. So, a crop turn could happen in 40 days, but they're only three cycles a year because of seasonality. So here are controlled agriculture has that benefit. So, you're connecting all those dots said, brought some people together and said, we're going to focus on Leafy Greens. Let's find a technology platform to scale this business.

Julian Klymochko: It's intriguing because you noted this passion for the environment, water conservation, really doing good for the planet, impactful for the environment and also beneficial for society. And that was a foundational for the business. Now AeroFarms is a Certified B corporation. If you could explain to our listeners what exactly is a Certified B corporation and how that plays into the company's mission and operations?

David Rosenberg: Yeah. So, we got here actually, my co-founder Marc Oshima. One of my co-founders really pushed this. And at first, I was a little resistant. My attitude was more of let's just do the right thing. We don't need certifications to tell us whether we're doing the right thing or not do the right thing. Let's just keep our heads down and do the right thing and not worry about certifications. And then he impressed upon me, the importance of let's not only do the right thing, but find a path and a voice to easily communicate what we're doing. So, we thought B Corp was the right fit. We got certified in 2017 and I'm happy to say that we achieved the certification without changing anything that we do with the company. So organically, we just met the threshold. And what I mean by that, let's say the certification number that you need to hit is an 80, a score of an 80, we hit like a hundred or something. Organically without doing anything.

And then from there, we said, all right, how do we use this track list to be better? Where are the other areas, we could push the organization to be better? And that very much is in our DNA. We hire very mission-driven people that just want to make the world a better place on the environmental side. Constantly say, how do we do more with less? As an example, there we grow with zero pesticides. So, it's literally like we think the safest farm in the world, the safest product, not organic pesticides, there's a misunderstanding. Most people think organic means no pesticides. No, it typically means organic pesticides. We go with zero? And when you think about it, pesticides are made to kill things. Whether it's herbicides, fungicides, pesticides. They're not made for like the human digestive system. We don't want it in our bodies, but after a thorough wash, there's still residual pesticides, but that's just an example. We grow with none; we constantly look at how do we do more with less? How do we grow with less water, less energy, less like zero pesticides and fertilizers? All these things get more abundance out of more utility out of what our inputs are.

Julian Klymochko: Right. And looking into the farming industries is fascinating because it's perhaps one of the oldest, if not the oldest industry on the planet. Been a bedrock of human civilization for the estimate more than 10,000 years. So, it's interesting to note that you guys chose to innovate on this specific sector and it's one that's been around for so long. You figured that they've figured out everything, but apparently not because you have a significant technological innovation backing the company. And I was wondering if you could get into that and also the notion of why now, why has this not been done before? And why does it make sense to be done at this moment?

David Rosenberg: Yeah, so starting backwards, it hasn't been done before because the (LEDs) light-emitting diodes, whether it's high pressure, sodium, candescent lights, the lighting equation, both the lights gave off too much heat. Had too much wasted energy and the cost weren’t right. But as LEDs went down in cost, we're able to strip off different spectrum of light that are inefficient from a photosynthesis standpoint. So, from a photosynthesis standpoint, mostly reds and blue spectrum's or optimized. In other spectrums are mostly not used. Green spectrum is not used as much yellow spectrum. If you look at the energy [Inaudible 00:07:24] spectrum, it's mostly yellow spectrum. Like when you feel the heat of a light, it's mostly yellows and white lights. So here we're able to strip that off, keeping spectrum that really optimize photosynthesis, and that helps reduce the Capex and OPEX. So, there's something called attenuation, which is essentially depreciation for a light.

So, it's tripping off the spectrum. We have better attenuation and longevity of the light. So that whole dynamic works. And that's what really unlocked the viability of this whole industry. And it's, what's going to make it huge. Just think of how many more LEDs are in your home today versus five years from now or five years ago. It's a lot more because the costs are going down and that's, what's going to allow us to go, not just from Leafy Greens, but we've grown 550 different varieties of plants to bring other fruits and vegetables to the market so people can enjoy fresh, great tasting product. So, it's a host of all those items.

Michael Kesslering: And so, I really, really appreciate you sharing the story of AeroFarms. I mean, especially because my family comes from a really strong farming background. And so, I just find the innovation in agriculture. Anything within innovation in agriculture, it's just very interesting to hear about. And so, could you just go into a little bit more granular detail on, you know, where some of the main key, competitive advantages you're seeing over traditional farming? So, for example, you know, how do your yields compare to traditional farming and things of that nature?

David Rosenberg: Yeah, it's exciting. For one, I would argue that the world is relatively ignorant on what makes a plant grow and you talk to farmers and you say, why was the crop good this year and not good last year? And often you get shoulder shrugs and when you dig into it, it's like, well, it was really cold. It was really hot. It was really sunny. It was really dry. It was really moist, rainy, wet, all these things, but people don't really know. And if those weather conditions happen at a certain point in a [Inaudible 00:09:32] maturation, they have serious outcomes. Take that, put it aside and think about the process of scientific discovery. And my last company was Nanotech before that it was Internet Infrastructure, but I'm very steeped into that scientific discovery process. And what's key element, whatever you're investigating, it's about isolating a variable, testing an assumption, and that's almost impossible to do in the field, very hard to do in a greenhouse because there are too many uncontrolled variables, weather does what the weather does.

And here in fully controlled agriculture and vertical farming, and maybe in a moment, I should explain what this is like to your audience, but we're able to isolate a variable test in assumption and drive scientific discovery. So here to take that step back, what we are at AeroFarms is a vertical farming company. Imagine growing in a warehouse, as opposed to a greenhouse. Level upon layer, level of growing plants, no sun, no soil. Plants don't need sun; they need spectrum lights. They don't need soil. They need nutrients and micronutrients. So, imagine every three feet there's another level in 40 foot, 50-foot-high warehouses. Could be 12 to 14 levels high, growing plants. And it's a batch process, so we have automation and feeding, harvesting, cleaning, packaging, our next farm automation between that. And it's a factory growing clans and doing it where they're very clean.

So, like I said, zero pesticides because there zero bugs. In a very clean area, and the idea is we could build these, whether it's on the equator, the north pole, anywhere in the world. So, people have access to fresh food. Think about that earlier comment of spoilage, we reduce spoilage by having a farm closer to where the mountains are. So, there's less time between farm and getting into the supermarket. We try and get it in 24 hours from harvest, as opposed to maybe five days. Now, back to agriculture. If you think of farming, like you said, it's been around for a long time. It's a mature industry, most of the costs are really out of the system and field farming. And some would argue that the costs are going up because, things like the world's lost 30% of its farmland in the last 40 years because of issues around water and so forth. And that's a huge number, 30% of our farm land in the last four years, God, because of over farming or pollution. Their cost might be going up. If you think of a greenhouse, greenhouse are also fairly mature, their costs might be going down probably at a much slower rate, just because it’s a mature industry. Here at AeroFarms and vertical farming. It's a relatively new industry and there's so much costs that we could take out of the system. So, I would argue if they're pennies coming out of greenhouses, their nickels, dimes, quarters coming out of our cost structure, Capex and OPEX, we're just coming up with better ways. One, back to that comment of scientific discovery, understanding what makes a plant grow. So really, our process starts off with like, what's the best a plant could be?

And then how do you deliver it? So, for example, if a plant wants 70 degrees plus, or minus two degrees, we could deliver it mechanically by blowing air. We could deliver it biologically by changing the temperature of water at the root zone, we could deliver it environmentally by changing a thermostat, we could deliver it genetically by getting a different seed that wants more like 74 degrees plus or minus two degrees, something of that nature. Where we solve that problem, there's going to be, and it's might be different in different parts of the world. There's going to be different amounts of Capex and OPEX there. But the point is, there are tremendous opportunities to drive plant growth and drive costs to quantify that. About when I started, we were taking a seed, growing it in 20 days. Today, we're doing it in 14 days. That same seed, about a year and a half ago. We were growing in 16 days. So now we have, let's say we went from 20 crop turns a year to 26 crop turns a year, which means essentially more yield per Capex, more revenue per Capex, better IRR performance. And every time we build a farm, we're increasing that neural network, understanding how plants grow and it improves us for the next farm.

Julian Klymochko: Now, David, if you asked me what makes a plant grow, I would have said sun and soil. So, to be honest, that's one of the reasons I like having this podcast. Because I learned so much. And yeah, to know that you can grow plants without sun or without soil, basically anywhere on the planet, let alone, perhaps another planet. Maybe this is one of the steps we need to live on Mars. But looking into the implications of this, I mean, this is a big step change in innovation in farming technology. And this has pretty tremendous implications. I mean, in my opinion, you look at all the problems with conventional farming, whether it's soil erosion, over farming, what they're doing to the rainforest, chopping it down and clearing it for various types of agriculture. What do you think are the ultimate implications for conventional farming? If your vertical farming really takes off and starts taking significant market share throughout the world, like, what do you think that means for the planet and society?

David Rosenberg: Well, I think it's ultimately good. We don't want to hold up innovation. Like if the cars never came and we were driving around in horse and buggies, I'm not saying like the world wouldn't necessarily be better. Just there are shifts of how we do things, whether we move around, how we grow food, how we're productive and it's not necessarily one size fits all. So, by no means, am I saying vertical farming is going to be our answer to agriculture, but also in Leafy Greens, like hundreds of millions of pounds are grown in, the like California and Mexico, that pie in Leafy Greens is going up by about 7% a year. Like our next farm, which is going to be by far the biggest vertical farm in the world. We already built the biggest vertical farm in the world.

The next one is going to be about several times bigger. That's going to do about 2.4 million pounds I think on an annual basis of Leafy Greens, that's still a drop in the bucket of some of these players that between hundreds of millions of pounds alone, just like one player could do that much for the big farmers and in Serena San Joaquin. So, it's still a drop in the bucket, but ultimately, we're going to be taking market share of a pie that's growing because people are eating more vegetables and we're going to start getting more and more productive in some of these other crops and having an impact. Also, you look at the trends in urbanization, so it's going to help feed our cities as well. So, there are benefits and it's not necessarily one winner, one loser. There is going to be more of a shift to us. And there's also going to be ways will be collaborated with big farmers, we do already. We announced a week ago about a partnership with Hortifrut, which is the 800-pound gorilla in blueberries. There are field farmer, we announced a partnership with them to grow blueberries as an example.

Michael Kesslering: Very interesting. And when you mentioned obviously the success that you've had with Leafy Greens, and then now moving into berries, do you see any form of vertical farming kind of catching on within some of the other like mass produced crops, for example, where I grew up in the world there's a ton of canola and wheat being produced. Do you see it moving into those kinds of crops?

David Rosenberg: Yeah. So that staple also called cash crops, corn, rice, wheat, canola, things of that nature, certainly not in the near term. Those are so efficiently grown, cheaply grown in the field. It's really hard to see vertical farming, having an impact there at least a decade. The key questions are, is fresh of high value. Often fresh is less of value there is, pesticide-free of high value. If we could alter a quality of the plant is that of high value. So right now, we're focused on the specialty crops of which it's a huge market, but we are continually dropping Capex and OPEX and they're going to be niches. I can't mention which, but we are involved in one of these big field crops that in a partnership with a very large company that has a specific problem of growing this plant and we're helping them solve.

So, there's a lot more to AeroFarms and what beyond Leafy Greens and by the way, it's not in our proforma. So, from an investment standpoint, investors are investing in a fully funded business plan to build out 16 Leafy Green farms. The equity needed for those farms, there is debt that we're going to bring in in 2023 to help support those farms, but that's the business plan. The proforma investors are investing in all of these other opportunities, whether it's blueberries, strawberries, or we're growing plants for the pharmaceutical space, we're growing plants that are optimizing new genetics with other companies like farming companies that are genetics companies, all of that is additional to our proforma. We took, what we'd like to take is a conservative approach to showing our proforma, just showing what we know we could deliver on. All of these other more episodic programs are all additive and they're not in our proforma.

Michael Kesslering: Wonderful. So, I mean, there's a ton of upside optionality as the technology becomes more and more used, I guess, across different crops. And so, with your farming operations, it really looks like you have three kind of main levers to pull in terms of improving your economics. You have your harvest steeled, your price per pounds sold and your operating efficiency. Can you describe in a little bit on how you're going to use these levers to improve the economics for each of your additional farm designs, as you kind of described a little bit before around the neural network, you get a kind of feedback loop? How exactly are you using those levers to improve that?

David Rosenberg: Most of the focus is on harvest yields and the capital cost to create those yields. On the price, right now, we sell, like when people buy our product, people could buy at ShopRite. Like we purposely have customers that are representative of customers anywhere in the world. So, a mass market retailer like ShopRite the specialty retailer of Whole Foods, online retailers of Amazon Fresh, FreshDirect, food service like Baldor. Those are leading names in the tri-state area, in the New Jersey, New York, Connecticut, Pennsylvania area and [Inaudible 00:20:50] states. A clamshell is sold under a brand called Dream Greens and also AeroFarms. Those are both our own brands and it sold for $3.99 for a clamshell. And that's the same price people would pay before, like field farm, organic quality product. And that's how we're positioned. And built in our model is not changing prices, so we're not focused. There are operating efficiencies. There's a balancing, most of our product goes to retail. Some of it goes to food service and that's like something, any farmer deals with. The problems we are uniquely able to really optimize. It could really change the dial is, when you mentioned the harvest yield, and also capital that capital expense to build things. And there are those huge opportunities. If you think of the comment, I made of growing a plant from 20 days to 14 days, that's because of yield, but customers want a certain size leaf, but if we could deliver that leaf in less time, essentially, it's because we have greater yield. So, then we just harvest it less and less time. Our current farm is our fourth iteration of design, just like you have the iPhone 12 and so forth. So, we've built what we call a model four, our next farm is model five.

We've already built the prototypes of model six, and we're growing plants in that prototype. We've already hit our yield expectations that really carry through our cost reductions through our proforma. So, we're already hitting it in our prototypes and feel really good about the future in terms of driving yields. And that's back to that earlier comment on scientific exploration. We think we are leading the world and understanding plant biology. And it's not just understanding the mysteries of a plant, but how to deliver that specification, temperature, humidity, pH, nutrients, micronutrients, air flow, CO2, all these different levers, delivering it to optimize great plant growth. And plant growth and yields, don't always coincide with quality, but have excellent quality and excellent yields the same time. And that has tremendous impact, reduce cost of goods sold. Now basically plants are so by weight. So, more yield, you essentially have a lower cost of goods sold, and there are other smarter ways to grow it. Lights, so just as the cost curve of lights goes down, then our Capex goes down as an example, our IRR improved.

Julian Klymochko: So, you've got this flywheel effect, driving yield, iterating from model four to model five and beyond, and continuing to innovate. I wanted to touch on the recently announced big news, a huge milestone for the company. Recently announced merger with SPAC Spring Valley Acquisition, and a deal that valued AeroFarms an 850 million enterprise value. Can you discuss how this deal came about? Was a SPAC combination? Was that a specific strategic alternative that you guys were pursuing, or what's it an inbound opportunity that could fund your business plan that you had to take?

David Rosenberg: It was very much strategic and we realized that the capital markets, the public markets is the right path for the company, to bring money into the company to expand. We really proven what we wanted to prove on the, set out unit economics and Leafy Greens were an expansion mode to proven out what we need to with the customers. The customers love us, meeting units per store per week in our category. We have meeting what's called the net promoter score, which is one's likelihood to recommend one to their friends. We're about 50% higher than the category there and our net promoter score and about 50% higher units per store per for we. And that's my biggest surprise is people are buying us because our tastes and our textures, and back to fully controlled agriculture, understanding plants, we're growing a plant in a way to optimize.

Like if you try our Kale, you'd probably say, this is the least bitter, most tender Kale I've ever had. Try our arugula, you'll probably say this is the most peppery arugula, go right down the list. It's like, best-in-class crops, they taste great. And they're healthy for you. Like no pesticides, so we've proven that out, ready to scale. And then the valuation, we were consulted with our bankers, JP Morgan, who advised us, let's take a lower valuation early in the SPAC once we decided to go SPAC. And one of the benefits of SPAC, one could share our proforma earnings, and really help tell our more complete story of how the company's growing. And early in the process, we topped it off. We met these guys at Spring Valley. They had had successes, similar companies as us, Company Reggie, for example, and they were company builders.

They have a playbook. They'd done this with 11 [Inaudible 00:25:52] before. And as a non-public company, we felt like we could just take their playbook and how to go public, how to connect with the markets and help build things like our internal compliance group to where it needs to be, stuff like that. And also from a valuation standpoint, that 800 million in enterprise value, was low enough where it's a slight modest bump up from where we were. The company raised about 200 million before this and our post or the last raise was about 500 million. So now it's a modest step up from that, and our proforma at Spring Valley would say, usually people in the SPAC world, the criticism is people throw everything into their proforma. At AeroFarms, we took the opposite approach. We really only showed Leafy Greens, its own farms. When in fact we have pipeline farms where we don't own the farms, we're still operating them and we have all these other opportunities like Gary Pharmaceuticals and other things.

Even our IP, now it's 91 invention disclosures. When we released our pipe deck, it was like 282, So, we're constantly inventing. We have 51 patents and pending patents, 45 trade secrets. So, monetizing that IP, none of that's in our proforma. None of these other areas are in our proforma, a [Inaudible 00:27:13] step up from a valuation from where we were. So, it's really a private market valuation and a public market setting and a fully funded plan to build everything in our proforma, putting debt and starting in 2023. So, it felt like the right equation with the right people that the markets would respond to and to get going. And then as new opportunities come up, whether it's berries or something else, at the appropriate time, we could always tap the public markets. But right now, focus on Leafy Greens and really increasing the share price that way.

Julian Klymochko: I appreciate the insight into historical evaluation and how it changed coming into the SPAC merger. Obviously, investors are sensitive to that, and I also appreciate how you went into the forecasts and the outlook and how that doesn't necessarily price in the best-case scenario. That's another investor sensitivity, and it's nice to know their additional upside, not basically priced in or your forecast, not put into the forecast. So, from an investor's standpoint, you know, in addition to the benefits that you discussed, the B Corporation, tremendous ESG implications and the impact, positive impact on the environment and society, what's the case for AeroFarms stock, from an investor’s perspective?

David Rosenberg: That they're buying at a price, like I said, that's a really a private market price, but it's a public company. They have a fully funded plan just like that. Not a step up from where we were and valuation and the pro-form is all on Leafy Greens. The company is focused on Leafy Greens, but you're really buying a platform. The comparable are most pegged too is a company that we're very different from, but it's AppHarvest is a greenhouse player. Both of us have a similar impact in the sense of, they are these macroeconomic tensions from a farming perspective, depletion of arable land, we're importing all this food from other, like whether it's, if you're on the east coast and taking it in from the west coast or importing it from Mexico. And there's a value of fresh food. And also in our case, zero pesticides, not organic pesticides or low toxic pesticides but zero pesticides. And additionally, at AeroFarms, we're a technology company. So, the sell is, people aren't just buying our execution of Leafy Greens, but it's the platform. When I say platform, how do we grow a plant? Like the mechanical side. Frames, lights, pumps, there's innovation all over the place, the biological side, the genetics, the environmental, the operational, we have over 200 standard operating processes. The genetics, like in genetics, we co-develop the very first in the world, CRISPR CAS Nine, that Nobel prize in chemistry, in 2021 to the developers of CRISPR CAS Nine, the genetic editing tool. We co-develop the first CRISPR CAS nine product. So, the genetic side, the digitization, we have like the digital controls that digitally control the farm, as well as take information from a farm. People are investing in that platform. That's not in our proforma per se, but there's huge broad impact that we could have. We envisioned selling some our components and our equipment as well, and we have lots of partnerships that invent and co-invent proprietary technology, just to give your listeners an example. We have a partnership with Bell Labs where 18 engineers from Bell Labs helped create an imaging system. So, we could in a cost-effective way, image every plant every day. So, we understand through machine, not just machine vision, but machine learning, what's growing well, what's not growing well. There's a lot of information from an image, color, texture. You could even curvature, spotting, ripping, length, height, width, ratio of stem length, to leaf length, petiole length, and all these things, and how that indicates good plant growth using that all. Bell Labs has a right, outside of indoor [Inaudible 00:31:34]. But the point is, there's tons of proprietary technology, all of this, that we've already monetized today. None of that's in our proforma, so tremendous upside, way beyond Leafy Greens, but the investor is getting Leafy Greens in a conservative model there and tremendous upside from there.

Julian Klymochko: That's a lot for investors to swallow, no pun intended, but to the extent that investors do want to learn more and do some more due diligence, where can they find out additional details about the company?

David Rosenberg: Well, aerofarms.com, A-E-R-O-F-A-R-M-S are currently trading under SV, that's Spring Valley, but we will be trading under ARFM, and that should happen in July. And you come to our website, if they want to be a customer, of course, we're sold at those retailers, I mentioned. You can buy from [Inaudible 00:32:26], and soon to be AeroFarms as well.

Julian Klymochko: I am definitely hungry for some Leafy Greens with all this talk about how nutritional they are. So, David, I want to thank you for coming on the show today, explaining the value proposition, the technology and the future growth plans of AeroFarms.

David Rosenberg: Excellent, a pleasure being with you. Thank you.

Julian Klymochko: All right, wishing you the best of luck and we'll be following closely. So, thank you and have a good one.

David Rosenberg: Thanks, you too. Bye, bye.

Thanks for tuning in to the Absolute Return Podcast. This episode was brought to you by Accelerate Financial Technologies. Accelerate, because performance matters. Find out more at www.AccelerateShares.com. The views expressed in this podcast to the personal views of the participants and do not reflect the views of Accelerate. No aspect of this podcast constitutes investment legal or tax advice. Opinions expressed in this podcast should not be viewed as a recommendation or solicitation of an offer to buy or sell any securities or investment strategies. The information and opinions in this podcast are based on current market conditions and may fluctuate and change in the future. No representation or warranty expressed or implied is made on behalf of Accelerate as to the accuracy or completeness of the information contained in this podcast. Accelerate does not accept any liability for any direct indirect or consequential loss or damage suffered by any person as a result relying on all or any part of this podcast and any liability is expressly disclaimed.

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

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Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.